EXHIBIT 4.24

EIGHTH AMENDMENT

TO THE

EARLE M. JORGENSEN

STOCK BONUS PLAN

(As Amended and Restated Effective as of April 1, 2001)

THIS EIGHTH AMENDMENT, by EARLE M. JORGENSEN HOLDING COMPANY, INC. (the “Company”), to the Earle M. Jorgensen Stock Bonus Plan (As Amended and Restated Effective as of April 1, 2001) (the “Plan”) is effective as of March 28, 2005 or such other date as indicated herein.

The Plan is hereby amended as follows:

I.

Section 12(a) is amended to read as follows:

“(a) Except as otherwise provided in Sections 12(c) and 13, a Participant’s Capital Accumulation will be distributed following his termination of Service, but only at the time and in the manner described in this Section 12. If the value of a Participant’s Capital Accumulation exceeds $1,000 ($5,000 for the period commencing with the first Plan Year beginning after August 5, 1997 and ending March 27, 2005, and $3,500 for Plan Years beginning before August 6, 1997), no portion of his Capital Accumulation may be distributed to him before he attains age 65 without his written consent; see subsection (d) if consent is not provided.

If the value of a Participant’s Capital Accumulation is $1,000 or less, his Capital Accumulation shall be automatically distributed to him at the time set forth in subsection (b) without his written consent. Notwithstanding Section 14(a), such distribution shall be made in cash unless the Participant affirmatively elects (on forms provided by the Committee), a distribution in the form specified in Section 14(a). The amount of the cash payment for any Company Stock allocated to his Account shall be Fair Market Value of such Company Stock as of the Allocation Date immediately preceding the distribution.

Before March 28, 2005, for purposes of determining whether the Capital Accumulation is more or less than $5,000, the Participant’s Rollover Account shall be ignored. After March 27, 2005, for purposes of determining whether the Capital Accumulation is more or less than $1,000, the Participant’s Rollover Account shall be considered.

Subject to the procedures established by the Committee under Section 17(c)(5), a Participant’s Capital Accumulation may be distributed in accordance with a “qualified domestic relations order” (as defined in Section 414(p) of the Code) without regard to whether the Participant’s Service has terminated or he has attained his “earliest retirement age” (as defined in Section 414(p) of the Code). Unless the “qualified domestic relations order” provides otherwise, such distribution shall be made pro rata from each of the Participant’s Accounts.”

II.

Section 12(d) is amended to read as follows:

“(d) If the Participant’s Capital Accumulation is over $1,000 and the Participant does not consent in writing to an immediate distribution, his Capital Accumulation shall be retained in the Trust after his Service ends, and his Accounts will continue to be treated as described in Section 6. However, except as otherwise provided in Section 3(b), such Accounts shall not be credited with any additional Employer Contributions and Forfeitures. The Trustee may determine (based upon a nondiscriminatory policy) that the Capital Accumulations of former Employees will be diversified and invested in Trust Assets other than Company Stock. The Participant’s Accounts will be distributed at the earlier of the date set forth in subsection (c) above, the Participant’s death or the time the Participant consents in writing to such distribution, provided such later distributions shall be made during one of the quarterly distribution periods set forth in the first sentence of subsection (b) above.”

* * * *

IN WITNESS WHEREOF, the Company has caused this Eighth Amendment to be executed by its duly authorized officer(s) as of the 22nd day of March, 2005.

EARLE M. JORGENSEN COMPANY

By:	/s/ Maurice S. Nelson, Jr.

Name:	Maurice S. Nelson, Jr.

Title:	CEO

Date:	3/22/05

3